SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December 2010

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Release  |  Lisbon |  22 December 2010

Portugal Telecom informs about confirmation of favourable decision regarding fine imposed by the Competition Authority

The Lisbon Court of Appeals (Tribunal da Relação de Lisboa) has confirmed today the judgment of the Lisbon Commerce Court on 2 March 2010, which had cleared PT Comunicações from a fine of Euro 38 million levied by the Portuguese Competition Authority on August 2007, for allegedly refusing, without an objective justification, to grant access to certain sections of its duct system to TV Tel and Cabovisão.

The Public Prosecutor (Ministério Público) in charge of the case at the Commerce Court had already argued for the dismissal of the appeal brought by the Competition Authority before the Lisbon Court of Appeals. Similarly the Public Prosecutor responsible for the case at the Lisbon Court of Appeals had also issued an opinion in the same direction.

Following closely the Lisbon Commerce Court decision, the Court of Appeals concluded that there was no evidence that the sections of PT’s duct system which TVTel and Cabovisão were not allowed access to were essential facilities for the supply of pay-TV, Internet access and fixed line telephony services.

The Lisbon Court of Appeals also stated that even if the duct sections in question had been found to be indispensable for the supply of the abovementioned services, there was no evidence that the refusals to grant access thereto were unjustified or discriminatory.

The Court of Appeals confirmed that an undertaking which is dominant in the market for certain infra-structures used for the supply of telecommunications services has the right to reserve those infra-structures to itself, provided that they can be replicated, or as long as other alternatives exist for the supply of such services.

For the Court of Appeals the reasoning used in the Commerce Court’s judgment to clear PT Comunicações from the Competition Authority’s charges did not warrant any rectification or criticism.

The judgment of the Court of Appeals cannot be appealed.

Portugal Telecom did not record any provision on its financial statements related to this process.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 22, 2010

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.